August 1, 2019

Antoine Lafargue
Chief Financial Officer
Tellurian Inc.
1201 Louisiana Street,
Suite 3100
Houston, TX 77002

       Re: Tellurian, Inc
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-05507

Dear Mr. Lafargue:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Our Business and Properties
Reserves, page 2

1. Expand your disclosure to provide an explanation for the material changes in proved undeveloped reserves that occurred during the year. Your disclosure should reconcile the overall change in net quantities by separately identifying and quantifying the individual changes, including offsetting changes, resulting from such factors as the conversion of proved undeveloped reserves to proved developed reserves, additions due to extensions and discoveries, and additions or reductions due to acquisitions, divestitures and revisions in the previous estimates of reserves. To the extent that two or more unrelated factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation.
 Antoine Lafargue
FirstName LastNameAntoine Lafargue
Tellurian Inc.
Comapany2019
August 1, NameTellurian Inc.
August 1, 2019 Page 2
Page 2
FirstName LastName
         Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to
         Item 1203(b) of Regulation S-K.
2. You disclose 247.3 Bcfe in total future proved undeveloped reserves which will be converted to developed status over the next five years. You also disclose that you converted 9 Bcfe of proved undeveloped reserves to developed status during the year ended December 31, 2018. That rate of conversion suggests that you will not be able to develop your proved undeveloped reserves within five years. Expand your disclosure to discuss the progress made during 2018, and any factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to
Item 1203(c) of
         Regulation S-K.
3. Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves, and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of
         December 31, 2018 to developed reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-
         X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs),
         issued October 26, 2009 and updated May 16, 2013, and tell us if all of the undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required.
Drilling Activity, page 3

4. Modify your disclosure relating to the drilling activity that occurred during 2017 and 2018 to additionally provide the total number of net productive development wells drilled during each fiscal year, e.g. the number of wells completed. Refer to
Item 1205(a)(2) and
         the definitions in Item 1205(b) of Regulation S-K.
Wells and Acreage, page 3

5. The disclosure on page 1 indicates you acquired interests in 52 producing wells in a series of transactions during 2017 and 2018. However, your disclosure as of December 31,
         2018, indicates you owned interests in only 37 gross productive wells. Expand your disclosure to provide an explanation for the apparent reduction in the total number of productive wells that occurred since your acquisition.
6. You disclose that all of your developed acreage as of December 31, 2018 is held by production. Undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.
         Modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.
 Antoine Lafargue
Tellurian Inc.
August 1, 2019
Page 3
7. You disclosure appears to indicate that all of your undeveloped acreage will expire over the next two years. Expand your disclosure to explain the extent that you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such acreage.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 if you have questions.



                                                          Sincerely,
FirstName LastNameAntoine Lafargue
                                                          Division of
Corporation Finance
Comapany NameTellurian Inc.
                                                          Office of Natural
Resources
August 1, 2019 Page 3
cc:       Meg Gentle
FirstName LastName